Emerald Health Therapeutics Introduces High Potency SYNCTM 100 CBD Oil

VANCOUVER, December 17, 2020 - Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) has launched and made its first shipment of its new SYNC™ 100 CBD oil to the province of Saskatchewan. Shipments to Alberta and BC are scheduled for next week, with product expected to be available for purchase online and in licensed stores before the new year.

This natural flavoured whole-flower cannabis oil is made with all-natural ingredients and vegan, 100%-organic, palm-free coconut oil. The product uses a new integrated dropper that makes dosing easier and more precise. Packaged in 20 mL bottles, it offers 100.9 mg/g of CBD and only 2.8 mg/g of THC.

Emerald's SYNC product line now consists of SYNC 100 and SYNC 25 CBD Natural, SYNC 30 THC Mango, and SYNC 15 CBD Mint Chocolate. The flavoured oils also include plant-based terpenes that enhance the user experience.

"To the best of our knowledge, this is the highest potency CBD oil to be offered to Canadian consumers in the legal recreational market. This potency significantly reduces the volume of product required to achieve a higher desired dose level, providing convenience and economy for consumers, and we believe this new offering will be well received by consumers seeking health and wellness benefits from cannabis products available through the recreational channel," said Riaz Bandali, President and CEO. "We continue to develop new cannabis products that fulfill different desired forms of consumption, including convenient new single-use formats, and look forward to launching multiple innovative products in early 2021 that we believe can uniquely resonate with our targeted consumer segments."

About Emerald Health Therapeutics

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis products with an emphasis on innovation, science and product excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; regulatory changes; changes in prices and costs of inputs; demand for products; changes in business strategy; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.